UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

31660B101

(CUSIP Number)

Andrew Rechtschaffen

AREX Capital Management, LP

250 West 55th Street, 15th Floor

New York, NY 10019

(646) 679-4000

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MASTER FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,180,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,180,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,180,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,180,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,505,292
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,505,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,505,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IA, PN

4

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,505,292
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,505,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,505,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

ANDREW RECHTSCHAFFEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,505,292
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,505,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,505,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 31660B101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by AREX Capital Master and held in the AREX Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,180,000 Shares beneficially owned by AREX Capital Master is approximately $11,486,273, including brokerage commissions. The aggregate purchase price of the 1,325,292 Shares held in the AREX Managed Accounts is approximately $13,978,963, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 5, 2020, AREX Capital Management, LP and certain of its affiliates (collectively, “AREX”) entered into a Cooperation Agreement (the “Agreement”) with the Issuer regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters.  Pursuant to the Agreement, the Issuer agreed to, among other things, increase the size of the Board by one director seat and appoint Andrew Rechtschaffen to the Board at the next formal meeting of the Board taking place in the second week of February 2020, subject only to the Corporate Governance and Nominating Committee of the Board (the “Nominating Committee”) having approved Mr. Rechtschaffen, which such approval not to be unreasonably withheld.

Upon his appointment to the Board, Mr. Rechtschaffen will serve a term beginning at the adjournment of the Board meeting and expiring at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”). The Issuer further agreed to nominate Mr. Rechtschaffen for election at the 2020 Annual Meeting, with a term expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). In addition, Mr. Rechtschaffen will be appointed to the Nominating Committee following his appointment to the Board. The Agreement further provides that, following Mr. Rechtschaffen’s appointment to the Board, the Board, including Mr. Rechtschaffen, will consider whether it is in the best interests of the Issuer and its stockholders to form a committee of the Board for the purpose of, among other things, continuing to evaluate the Issuer’s strategy for unlocking the value of its brands, which such committee Mr. Rechtschaffen will be eligible to serve on.

In addition, AREX agreed to certain customary standstill provisions as provided in the Agreement. AREX and the Issuer also agreed to certain mutual non-disparagement and no litigation provisions as provided in the Agreement.

The term of the Agreement will continue until the date that is 30 days prior to the deadline for the submission of director nominations and stockholder proposals for the 2021 Annual Meeting under the Issuer’s Bylaws, provided, however, that if both AREX and the Issuer agree by no later than 45 days prior to such deadline that the Issuer will nominate Mr. Rechtschaffen for re-election to the Board at the 2021 Annual Meeting, the term of the Agreement will be extended until the date that is 30 days prior to the deadline for the submission of director nominations and stockholder proposals for the Issuer’s 2022 annual meeting of stockholders under the Issuer’s Bylaws.  Each of AREX and the Issuer has the right to terminate the Agreement earlier if the other party commits a material breach of the Agreement and such breach is not cured within 15 days after notice or, if such breach is not curable within 15 days, the breaching party has not taken any substantive action to cure within such 15-day period.

7

CUSIP No. 31660B101

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,476,451 Shares outstanding, as of October 30, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

A.	AREX Capital Master
(a)	As of the close of business on February 7, 2020, AREX Capital Master beneficially owned 1,180,000 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,180,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,180,000

(c)	The transactions in the Shares by AREX Capital Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.       AREX Capital GP

(a)	As the general partner of AREX Capital Master, AREX Capital GP may be deemed the beneficial owner of the 1,180,000 Shares owned by AREX Capital Master.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,180,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,180,000

(c)	AREX Capital GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of AREX Capital Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 31660B101

C.	AREX Capital Management
(a)	As of the close of business on February 7, 2020, 1,325,292 Shares were held in the AREX Managed Accounts. AREX Capital Management, as the investment advisor of AREX Capital Master and the AREX Managed Accounts, may be deemed the beneficial owner of the (i) 1,180,000 Shares owned by AREX Capital Master and (ii) 1,325,292 Shares held in the AREX Managed Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,505,292
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,505,292

(c)	The transactions in the Shares by AREX Capital Management through the AREX Managed Accounts and on behalf of AREX Capital Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.       AREX Capital Management GP

(a)	As the general partner of AREX Capital Management, AREX Capital Management GP, may be deemed the beneficial owner of the (i) 1,180,000 Shares owned by AREX Capital Master and (ii) 1,325,292 Shares held in the AREX Managed Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,505,292
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,505,292

(c)	AREX Capital Management GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of AREX Capital Master and through the AREX Managed Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Rechtschaffen
(a)	As the Managing Member of each of AREX Capital GP and AREX Capital Management GP, Mr. Rechtschaffen may be deemed the beneficial owner of the (i) 1,180,000 Shares owned by AREX Capital Master and (ii) 1,325,292 Shares held in the AREX Managed Accounts.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,505,292
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,505,292

(c)	Mr. Rechtschaffen has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of AREX Capital Master and through the AREX Managed Accounts since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

9

CUSIP No. 31660B101

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 5, 2020, AREX and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1

Cooperation Agreement, dated February 5, 2020, by and among Fiesta Restaurant Group, Inc., AREX Capital Management, LP, AREX Capital Master Fund, LP, AREX Capital GP, LLC, AREX Capital Management GP, LLC and Andrew Rechtschaffen.

10

CUSIP No. 31660B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

AREX CAPITAL MASTER FUND, LP

By:	AREX Capital GP, LLC, its general partner

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL GP, LLC

By:	Andrew Rechtschaffen, its Managing Member

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT, LP

By:	AREX Capital Management GP, LLC, its general partner

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT GP, LLC

By:	Andrew Rechtschaffen, its Managing Member

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

ANDREW RECHTSCHAFFEN

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

11

CUSIP No. 31660B101

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

AREX CAPITAL MASTER FUND, LP

Purchase of Common Stock	17,000	11.0000	01/24/2020
Purchase of Common Stock	128,081	11.1185	01/24/2020
Purchase of Common Stock	2,000	10.9980	01/24/2020
Purchase of Common Stock	15,000	10.8463	01/27/2020
Purchase of Common Stock	9,100	10.6893	01/28/2020
Purchase of Common Stock	900	10.6361	01/28/2020

AREX capital management, lp

(Through The AREX Managed Accounts)

Purchase of Common Stock	3,000	10.9932	01/24/2020
Purchase of Common Stock	400	10.8400	01/24/2020
Purchase of Common Stock	850	10.8500	01/27/2020
Purchase of Common Stock	2,336	10.6370	01/28/2020